Mail Stop 3233

                                                           October 26, 2018

Via E-Mail
Grant Cardone
Chief Executive Officer and President
Cardone Equity Fund V, LLC
18909 NE 29th Avenue
Aventura, FL 33180

       Re:    Cardone Equity Fund V, LLC
              Amendment No. 5 to
              Offering Statement on Form 1-A
              Filed October 22, 2018
              File No. 024-10865

Dear Mr. Cardone:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2018 letter.

General

1. We refer to prior comment 1 of our letter dated July 30, 2018 and prior comment 2 of our letter dated August 21, 2018. We further note the information you have provided and continue to provide on https://grantcardonetv.com as well as Facebook, Twitter and other social media sites. Please provide your detailed analysis regarding how all of your communications comply with Regulation A and Section 5 under the Securities
Act.
 Grant Cardone
Cardone Equity Fund V, LLC
October 26, 2018
Page 2

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3856 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202)
(202) 551-7150 or me at (202) 551-3401 with any other questions.

                                                            Sincerely,

                                                            /s/ Jennifer
Gowetski

                                                            Jennifer Gowetski
                                                            Senior Counsel
                                                            Office of Real
Estate and
                                                            Commodities

cc:    Jillian Sidoti, Esq.
       Trowbridge Sidoti LLP